SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

  Columbia/HCA Healthcare Corporation (formerly Columbia
Healthcare Corporation)  (Name of Issuer)


                             Common Stock, $.01 par value per
share
                  (Title of Class of Securities)

                            197677 10 7
                          (CUSIP Number)

Carolyn L. Monroe-Koatz, J.P. Morgan & Co. Incorporated, 60 Wall
Street, New York, New York 10260 (212) 648-3406
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           June 15, 1994
               (Date of Event which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or
(4), check the following box.

Check the following box if a fee is being paid with the statement.
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                         Page 1 of 3 Pages
          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend Item 5 of their
Schedule 13D statement dated February 22, 1994 relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Columbia/HCA Healthcare Corporation ("Columbia/HCA"), a Delaware corporation with principal executive offices at 201 West Main Street, Louisville, Kentucky 40202. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

          On June 15, 1994 (the "Closing"), JPMCC sold 6,900,000 shares of Common Stock in an underwritten public offering pursuant to an underwriting agreement (the "Underwriting Agreement") dated June 8, 1994 among Columbia/HCA, JPMCC and the underwriters named therein (the "Underwriters"). At the Closing, JPMCC converted 4,800,000 shares of Nonvoting Common Stock into 4,800,000 shares of Common Stock and, pursuant to the Underwriting Agreement, immediately thereafter sold and transferred a total of 6,900,000 shares of Common Stock to the Underwriters for the aggregate price of $271,066,500.

          As a result of the sale and transfer of such shares by JPMCC to the Underwriters, the Reporting Persons own, in the aggregate, less than 5% of the Common Stock of Columbia/HCA.

Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1994


                         J.P. MORGAN & CO. INCORPORATED


                         By: /s/ James C.P. Berry
                         Name: James C.P. Berry
                         Title: Vice President and Assistant
General Counsel


                         J.P. MORGAN HOLDINGS INC.


                         By: /s/ James C.P. Berry
                         Name: James C.P. Berry
                         Title: Secretary


                         J.P. MORGAN CAPITAL CORPORATION


                         By: /s/ David M. Cromwell
                         Name: David M. Cromwell
                         Title: Director